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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                            Bancinsurance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05945K-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

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CUSIP NO. 05945K-10-2                13G/A


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Saul Sokol


2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)
                                                                        ------

                                                                     (b)
                                                                        ------

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.      SOLE VOTING POWER
              270,012

6.      SHARED VOTING POWER
              -0-


7.      SOLE DISPOSITIVE POWER
              270,012


8.      SHARED DISPOSITIVE POWER
              -0-


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              270,012


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
              Not Applicable


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.5%


                                Page 2 of 6 Pages

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12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN

Item 1(a). Name of Issuer.

              Bancinsurance Corporation

Item 1(b). Address of Issuer's Principal Executive Offices.

              250 East Broad Street, 10th Floor
              Columbus, Ohio 43215

Item 2(a). Name of Person Filing.

              Saul Sokol

Item 2(b). Address of Principal Business Office or, if None, Residence.

              Saul Sokol
              250 East Broad Street, 10th Floor
              Columbus, Ohio 43215

Item 2(c). Citizenship.

              United States

Item 2(d). Title of Class of Securities.

              Common Shares, without par value

Item 2(e). CUSIP Number.

              05945K-10-2

Item 3.

              Not Applicable


                                Page 3 of 6 Pages

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Item 4.  Ownership.

              (a) Amount beneficially owned: 270,012 Common Shares as of December 31, 2003 (1)

              (b)       Percent of class: 5.5% as of December 31, 2003 (1)

              (c)       Number of shares as to which the person has:

                         (i)    Sole power to vote or to direct the vote:

                                270,012 as of December 31, 2003 (1)

                         (ii)   Shared power to vote or to direct the vote:

                                None

                         (iii) Sole power to dispose or to direct the disposition of:

                                270,012 as of December 31, 2003 (1)

                         (iv) Shared power to dispose or to direct the disposition of:

                                None

Item 5. Ownership of Five Percent or Less of a Class.


              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

              See also Item 9, below.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on By the Parent Holding Company or Control Person.

              Not Applicable

--------------------


              (1) The following information is provided as of December 31, 2003. Saul Sokol is the trustee of The Saul Sokol and Phyllis D. Sokol Family Trust, which trust holds 252,012 Common Shares (5.1%) and is for the benefit of the children of Saul Sokol and Phyllis D. Sokol. As trustee, Saul Sokol is empowered to exercise all rights with regard to such Common Shares, revoke the trust and amend the trust. Saul Sokol also beneficially owns 18,000 Common Shares (0.4%) that underlie currently exercisable stock options.

                                Page 4 of 6 Pages

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Item 8. Identification and Classification of Members of the Group.

              Not Applicable

Item 9. Notice of Dissolution of Group.

        Phyllis D. Sokol died on July 25, 2003. She was the wife of Saul Sokol and until her death the co-trustee of The Saul Sokol and Phyllis D. Sokol Family Trust. Phyllis D. Sokol and Saul Sokol previously filed this Schedule 13G as a group. All further filings with respect to transactions in the Common Shares held by The Saul Sokol and Phyllis D. Sokol Family Trust will be filed, if required, by Saul Sokol.

Item 10. Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 6 Pages


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                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*


Dated:  February 6, 2004


/s/ Saul Sokol
-------------------------
Saul Sokol

                                Page 6 of 6 Pages